Exhibit 99.3

Altadis, S.A. and Subsidiaries Composing the Altadis Group

Consolidated Financial Statements for the Year

Ended 31 December 2007 and Consolidated Directors’

Report together with Independent Auditors’ Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 40). In the event of a discrepancy the Spanish-language version prevails.

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 40). In the event of a discrepancy the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Altadis, S.A.:

1.     We have audited the consolidated financial statements of ALTADIS, S.A. and Subsidiaries comprising the consolidated balance sheet at 31 December 2007, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expenses and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2.     As required by corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2007 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense, the figures for 2006. Our opinion refers only to the consolidated financial statements for 2007. On March 21, 2007, we issued our auditors’ report on the 2006 consolidated financial statements, in which we expressed an unqualified opinion.

3.     In our opinion, the accompanying consolidated financial statements for 2007 present fairly, in all material respects, the equity and financial position of Altadis, S.A. and Subsidiaries at 31 December 2007, and the results of their operations, the changes in recognised income and expenses and their cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with those applied in the preparation of the figures for the preceding year presented for comparison purposes.

4.     The accompanying consolidated directors’ report for 2007 contains the explanations which the directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2007. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the Group companies.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Juan José Roque

April 1, 2008